Filed Pursuant to Rule 424(b)(3)
Registration No. 333-201596

Prospectus Supplement No. 3
(to Prospectus dated February 25, 2015)

2,724,000 Units Consisting of
Shares of Series E Convertible Preferred Stock and
Series C Warrants, each to Purchase One Share of Common Stock

This prospectus supplement supplements the prospectus dated February 25, 2015, as supplemented by prospectus supplement No. 1 dated April 20, 2015, and prospectus supplement No. 2 dated April 22, 2015 (the “Prospectus”), which relates to the offering of the securities of Great Basin Scientific, Inc. (the “Company,” “we,” or “our”) that are underlying the Series E Convertible Preferred Stock and Series C Warrants that were part of the units (the “Units”) we issued in our public offering, which closed initially on March 2, 2015 (the “Offering”). The securities underlying the Series E Convertible Preferred Stock include 10,896,000 shares of our common stock issuable upon conversion of the Series E Convertible Preferred Stock and 21,792,000 shares of our common stock issuable upon the exercise of the Series C Warrants.

This prospectus supplement No. 3 clarifies the separation provisions of the shares of Series E Convertible Preferred Stock and Series C Warrants. The shares of Series E Convertible Preferred Stock and the Series C Warrants will automatically separate on August 25, 2015. However, the shares of Series E Convertible Preferred Stock and the Series C Warrants will separate prior to August 25, 2015 if at any time after 30 days from February 25, 2015 the closing price of our common stock is greater than $4.00 per share for 20 consecutive trading days (the “Separation Trigger Date”). We refer to this separation herein as Early Separation. In the event of Early Separation, the shares of Series E Convertible Preferred Stock and the Series C Warrants will become separable 15 days after the Separation Trigger Date.

Each share of Series E Convertible Preferred Stock is convertible at the option of the holder into four common shares upon the earlier of (i) August 25, 2015, or (ii) 15 days after the Separation Trigger Date in the event of Early Separation. The Series C Warrants have an exercise price of $2.55 and are exercisable upon the earlier of (i) August 25, 2015, or (ii) 15 days after the Separation Trigger Date in the event of Early Separation. The Series C Warrants will expire on February 25, 2020. This prospectus also covers the shares of common stock issuable from time to time upon the exercise of the Series C Warrants. This prospectus also covers the Units and underlying securities issuable upon exercise of the unit purchase option to be issued to the underwriters.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock and the Units are listed on The NASDAQ Capital Market under the symbols “GBSN” and “GBSNU”, respectively. On April 22, 2015, the closing sale price of our common stock and the Units on The NASDAQ Capital Market was $4.98 per share and $15.40 per Unit, respectively.

AN INVESTMENT IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK
FACTORS” BEGINNING ON PAGE 14 OF THE PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 23, 2015